1- 7616

P.E.
7/31/02

02050372

FORM 6-K

SECURITI
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

This Form 6-K includes an announcement released by the Company to the press in Japan dated July 31, 2002, concerning its consolidated business results for the first quarter ended June 30, 2002.

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
July 31, 2002

Pioneer Announces First-Quarter Results for Fiscal 2003

TOKYO — Pioneer Corporation today announced its consolidated first-quarter business results for the period ended June 30, 2002.

Consolidated Financial Highlights

(In millions of yen except per share information)

	First quarter ended June 30		
	2002	2001	% to prior year
Operating revenue	¥165,944	¥140,383	118.2
Operating income	¥7,634	¥5,161	147.9
Income before income taxes	¥5,298	¥5,342	99.2
Net income	¥2,694	¥3,005	89.7
Net income per share:			
Basic	¥14.96	¥16.70	
Diluted	¥14.96	¥16.69	

Note: Effective from this first quarter, the Company adopted EITF (The Emerging Issue Task Force) 01-09 "Accounting for Consideration given by a Vendor to a Customer" (including a Reseller of the Vendor's Products). The adoption results in a reduction in Net sales and a corresponding decrease in Selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

Consolidated Business Results

The first quarter of fiscal 2003, ended June 30, 2002, saw operating revenue at ¥165,944 million (US$1,382.9 million), up 18.2% from the same period in the previous fiscal year. The average value of the yen was down 3.4% against the U.S. dollar and down 8.0% against the euro from the same period the previous year. Starting this quarter, we reclassified our business segments into four categories — "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Accordingly, figures in the previous year's corresponding quarter were reclassified to conform to the new segmentation.

Home Electronics sales increased 15.7% to ¥45,487 million (US$379.1 million) from the same period last year. In Japan, sales increased 55.7% to ¥15,410 million (US$128.4 million) due mainly to strong sales of plasma displays for home use, and an increase of DVD recorder and home telephone sales, despite the decreased sales of compact stereo systems. Overseas, sales increased 2.3% to ¥30,077 million (US$250.6 million) due to large sales of plasma displays for home use worldwide and the yen's depreciation, while sales of digital cable-TV set-top boxes in North America, and compact stereo systems and digital broadcast set-top boxes in Europe decreased.

Car Electronics sales increased 19.7% to ¥76,232 million (US$635.3 million). In Japan, sales increased 6.8% to ¥28,103 million (US$234.2 million). Sales in the consumer market of two types of car navigation systems, advanced hard disk drive (HDD) models and affordable, easy-to-operate DVD models, continued to be strong, while car audio product sales to automobile manufacturers decreased. Overseas, sales also increased 28.8% to ¥48,129 million (US$401.1 million), mainly because of increased sales of car audio products — in particular of car CD players — both to the consumer market and automobile manufacturers.

Royalty revenue from **Patent Licensing** decreased 34.4% to ¥3,118 million (US$26.0 million). This was due to a decrease in royalty revenue related to digital playback/recording products such as CD-ROM and CD-R drives, as personal computer (PC) market sales slumped, and the expiration of optical-disc-technology-related patents in certain regions.

Others sales increased 25.9% to ¥41,107 million (US$342.6 million). In Japan, sales increased 34.1% to ¥22,491 million (US$187.4 million), due mainly to substantial growth in sales of DVD-R/RW drives to PC makers and devices for optical-disc-related products. Overseas sales also increased 17.3% to ¥18,616 million (US$155.1 million), due to a large increase in sales of DVD-R/RW drives to PC makers.

Operating income increased 47.9% from the same period of the previous year to ¥7,634 million (US$63.6 million). This is mainly attributable to a large increase in sales in **Home Electronics**, **Car Electronics** and **Others**, despite a decline in profit from **Patent Licensing** due to decreased royalty revenue. Net income, however, came to ¥2,694 million (US$22.5 million), down 10.3% from ¥3,005 million posted for the corresponding period last year, due to foreign exchange losses caused by the U.S. dollar's depreciation against the yen during the first quarter and increased equity in losses of affiliated companies.

Basic net income per share of common stock was ¥14.96 (US$0.12), compared with ¥16.70 for the same period in the previous year. Diluted net income per share was ¥14.96 (US$0.12), compared with ¥16.69 last year.

Cash Flows

With regard to cash flows, ¥5,367 million (US$44.7 million) in cash was used in investing activities such as capital expenditures, while ¥22,027 million (US$183.6 million) in cash was generated from operating activities, due mainly to a decrease in notes and accounts receivable. As a result, free cash flow was positive at ¥16,660 million (US$138.8 million).

Consolidated Business Forecasts for Fiscal 2003

The Company announced its consolidated forecasts for fiscal 2003 ending March 2003, which are unchanged from the April 2002 forecasts; they are operating revenue of ¥720 billion, operating income of ¥25 billion, income before income taxes of ¥22 billion, and net income of ¥11 billion.

Due to the recent depreciation of the U.S. dollar against yen, we have revised our assumed average yen-U.S. dollar from ¥130 per U.S. dollar announced in April 2002 to ¥115 for the last three quarters of fiscal 2003. For the same period, the rate of ¥115 to the euro, unchanged from that announced in April 2002, will be maintained. In addition to the negative effect caused by the U.S. dollar's depreciation, a sales forecast review led to a downward revision of projected sales for DVD-ROM drives, and in Europe, of digital satellite set-top boxes. However, sales of car electronics products overall, particularly sales of car navigation systems in Japan, are much better than were forecasted in April 2002. Considering various unpredictable factors inside and outside Japan, including the U.S. economy, we stand by the business forecasts that we presented in April 2002.

ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

# # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥120=US$1.00, the approximate rate prevailing on June 30, 2002.

Attached are consolidated financial statements.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer Corporation and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION

(1) OPERATING REVENUE BY SEGMENT

(In millions of yen)

	Three months ended June 30				
	2002		2001		% to prior year
	Amount	% to Total	Amount	% to Total	
Domestic	¥ 15,410	9.3	¥ 9,900	7.1	155.7
Overseas	30,077	18.1	29,414	20.9	102.3
Home Electronics	45,487	27.4	39,314	28.0	115.7
Domestic	28,103	16.9	26,309	18.7	106.8
Overseas	48,129	29.0	37,370	26.7	128.8
Car Electronics	76,232	45.9	63,679	45.4	119.7
Domestic	-	-	-	-	-
Overseas	3,118	1.9	4,752	3.4	65.6
Patent Licensing	3,118	1.9	4,752	3.4	65.6
Domestic	22,491	13.6	16,767	11.9	134.1
Overseas	18,616	11.2	15,871	11.3	117.3
Others	41,107	24.8	32,638	23.2	125.9
Domestic	66,004	39.8	52,976	37.7	124.6
Overseas	99,940	60.2	87,407	62.3	114.3
Total	¥165,944	100.0	¥140,383	100.0	118.2

(2) CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Three months ended June 30	
	2002	2001
Operating revenue :		
Net sales	¥162,826	¥135,631
Royalty revenue	3,118	4,752
	165,944	140,383
Operating costs and expenses :		
Cost of sales	114,334	95,273
Selling, general and administrative	43,976	39,949
	158,310	135,222
Operating income	7,634	5,161
Other income (expenses) :		
Interest income	516	1,115
Foreign exchange gain (loss)	(1,849)	133
Interest expense	(548)	(885)
Others, net	(455)	(182)
	(2,336)	181
Income before income taxes	5,298	5,342
Income taxes	1,986	2,045
Minority interest in income of subsidiaries	777	(232)
Equity in losses of affiliated companies	(1,395)	(60)
Net income	¥ 2,694	¥ 3,005

(3) CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	June 30		March 31
ASSETS	2002	2001	2002
Current assets:			
Cash and cash equivalents	¥122,546	¥105,406	¥127,113
Available-for-sale securities	1,468	2,455	3,455
Notes and accounts receivable, less allowances	109,417	103,720	125,563
Inventories	104,420	121,286	96,910
Others	58,467	54,207	58,779
Total current assets	396,318	387,074	411,820
Investments and long-term receivables	31,981	35,248	33,004
Property, plant and equipment, less depreciation	146,254	142,403	150,760
Intangible assets	13,245	18,609	15,561
Other assets	33,324	25,526	33,984
	¥621,122	¥608,860	¥645,129
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 34,448	¥ 45,682	¥ 48,418
Accounts payable—trade	70,312	58,612	57,231
Others	83,462	74,887	88,661
Total current liabilities	188,222	179,181	194,310
Long-term debt	35,633	36,783	35,677
Other long-term liabilities	48,222	33,009	48,895
Minority interests	18,151	18,650	19,244
Shareholders' equity:			
Common stock	49,049	49,049	49,049
Additional paid-in capital	82,010	81,664	82,010
Retained earnings	243,386	238,350	240,692
Accumulated other comprehensive income (loss)	(43,535)	(27,826)	(24,736)
Treasury stock	(16)	-	(12)
Total shareholders' equity	330,894	341,237	347,003
	¥621,122	¥608,860	¥645,129

Breakdown of accumulated other comprehensive income (loss)			
Minimum pension liability adjustments	(¥20,313)	(¥11,509)	(¥20,487)
Net unrealized holding gain on securities	4,778	6,671	4,583
Cumulative translation adjustments	(28,000)	(22,988)	(8,832)
Total accumulated other comprehensive income (loss)	(¥43,535)	(¥27,826)	(¥24,736)

Pioneer Corporation and Subsidiaries

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Three months ended June 30	
	2002	2001
I. Operating activities:		
Net income	¥ 2,694	¥ 3,005
Depreciation and amortization	8,415	8,154
Decrease in notes and accounts receivable	12,275	14,029
Increase in inventories	(11,966)	(27,274)
Increase in accounts payable—trade	14,909	13,045
Other	(4,300)	(11,753)
Net cash provided by (used in) operating activities	22,027	(794)
II. Investing activities:		
Payment for purchase of fixed assets	(8,397)	(13,740)
Other	3,030	414
Net cash used in investing activities	(5,367)	(13,326)
III. Financing activities:		
Decrease in short-term borrowings and long-term debt	(13,212)	(897)
Dividends paid	(1,194)	(1,276)
Other	(195)	214
Net cash used in financing activities	(14,601)	(1,959)
Effect of exchange rate changes on cash and cash equivalents	(6,626)	358
Net decrease in cash and cash equivalents	(4,567)	(15,721)
Cash and cash equivalents at beginning of period	127,113	121,127
Cash and cash equivalents at end of period	¥122,546	¥105,406
I + II Free cash flow	¥16,660	(¥14,120)

(5) SEGMENT INFORMATION

<Business Segments>

(In millions of yen)

	Three months ended June 30					
	2002		2001		% to prior year	
	Operating revenue	Operating income	Operating revenue	Operating income	Operating revenue	Operating income
Home Electronics	¥ 45,642	(¥1,573)	¥ 39,749	(¥4,578)	114.8	-
Car Electronics	76,688	7,736	64,061	4,954	119.7	156.2
Patent Licensing	3,333	2,830	5,219	4,395	63.9	64.4
Others	52,763	(1,565)	46,298	(940)	114.0	-
Total	178,426	7,428	155,327	3,831	114.9	193.9
Elimination	(12,482)	206	(14,944)	1,330	-	15.5
Consolidated total	¥165,944	¥7,634	¥140,383	¥5,161	118.2	147.9

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. The consolidated financial statements include the accounts of the parent company and 149 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3. Effective from this first quarter, the Company adopted EITF (The Emerging Issue Task Force) 01-09 "Accounting for Consideration given by a Vendor to a Customer" (including a Reseller of the Vendor's Products). The adoption results in a reduction in Net sales and a corresponding decrease in Selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.
4. Effective from this first quarter, the Company changed reportable segments into four categories —"**Home Electronics**," "**Car Electronics**," "**Patent Licensing**" and "**Others**." Previous figures for the corresponding period have been restated accordingly.
   Main products in each segment are as follows:
   Home Electronics:
   Audio/Video equipment for home use, Equipment for cable-TV systems, Digital broadcast set-top boxes, Home telephones, and others.
   Car Electronics:
   Car audio products, Car navigation systems, and others.
   Patent Licensing:
   Royalties on optical disc recording and playback, and others.
   Others:
   Computer peripheral equipment, Electronic devices, Factory automation systems, AV software, and others.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date July 31, 2002

By:
Kaneo Ito
President and Representative Director